Dirección General	Paseo de la	Tel. 34 91 348 14 94
Económico Financiera	Castellana, 278-280	Fax. 34 91 314 29 35
	28046 Madrid	framirez@repsolypf.com
Director General	España	www.repsolypf.com

November 6, 2006

Re:	Repsol YPF, S.A.
Form 20-F for the fiscal year ended December 31. 2005
File No. 1-10220

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7410

Dear Mr. Schwall:

     Thank you for your letter dated September 28, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “company” and “we”).

     We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in italicized text.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

  Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking an action with respect to the filing; and

  Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-14-94 or fax: 011-34-91-348-71-99, Manuel Arranz at 011-34-91-514-50-00 or Joel Osnoss at 212-436-33-52 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ Fernando Ramirez Mazarredo
Fernando Ramirez Mazarredo
Group Managing Director of Finance and
Corporate Services

2

ANNEX A

1. Key Information about Repsol YPF, page 1

Comment 1: We note your statement on page two that “Under IFRS, Repsol YPF reflects excise and similar taxes on oil and gas production and/ or sales as both expenses and income”. Please tell us how you have applied the guidance in paragraph 8 of IAS 18, which indicates that the following are excluded from revenue, “Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes.” We note related disclosure on page F-36 that “As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes oil and gas production and/or sale.”

Response:

The amount of excise taxes recorded by Repsol YPF for the year ended December 31, 2005 (EUR 5,636 million) basically relates to the Spanish oil and gas excise tax.

According to Spanish law, this tax applies to oil & gas production and not to sales because such tax arises when the goods subject to the excise taxes leave (tax point) the plant or tax warehouse. The excise tax cannot be considered to constitute a “pass-through”, since once the tax point has arisen and the tax has been paid it cannot be recovered from the Spanish Treasury.

As a consequence, relating to paragraph 8 of IAS 18 mentioned in your comment, we believe that the Spanish excise tax is not a tax on sales or a tax paid on behalf of third party but is rather an inventory cost in accordance with paragraph 11 of IAS 2. In order to arrive at this conclusion we have taken into consideration the fact that this tax is not paid and collected on behalf of third parties but is directly paid by Repsol YPF, which is the primary obligor of this tax from a legal point of view.

The accounting treatment commented above has been discussed and accepted by the “Comisión Nacional del Mercado de Valores” (CNMV) in Spain.

Repsol YPF applies the same accounting treatment to excise taxes of a similar nature and with similar characteristics that are applicable in other countries in which the Group operates. Additionally, we disclose in our financial statements the amount of excise taxes recognised as expenses and income in each period, as it is a common practice in our industry.

3. Operating and Financial Review and Prospectus, page 94. No accounting consequences resulting from the reserve reduction.

Comment 2. We note your statements on page 98, with respect to your 25% total proved reserves reduction from that originally reported as of December 31, 2004, that “No restatement of the Repsol YPF’s balance sheets or statements of income included in

[your] statutory consolidated financial statements for prior years is necessary.” We note similar disclosure on page F-55, where you state that “This adjustment of reserves did not have any effect on the depreciation and amortization charge for 2005, as a result of the application of the Group’s accounting policies described in Note 3.4. c.” We further note your disclosure on page F-55 that “Of these adjustments, (52%), 659 million BOE, relate to Bolivia, 509 million BOE (41%) relate to Argentina and 86 million BOE relate to the rest of the world.” Given that 93% of these adjustments occurred in the geographical segment you define as ABB, representing approximately 38% of total assets at December 31, 2005, please provide us with a detailed analysis that supports your conclusion that there were no accounting consequences resulting from this reserve reduction, other than a net asset impairment charge of €23 million, by addressing the following:

a) Expand your disclosures throughout your document to more fully describe the specific facts and circumstances which triggered the reserve revision and restatement. In this regard, we note your disclosure on page 188 indicating that you did not properly apply SEC rules for reserve determinations all time from 1999 to 2004.

Repsol YPF made significant changes in 2005 that greatly improved the reserves process, including by expanding the Board of Director's role in the reserves reporting function, separating the reserves function from the business units, instituting a new reserves reporting manual (the RRM) and engaging in extensive training efforts. Repsol YPF believes that these improvements in the reserves process were primarily responsible for the identification by Repsol YPF senior management, in connection with the determination of reserves as of December 31, 2005, that a reduction to previously reported reserve amounts was necessary.

In that connection, Repsol YPF announced on January 26, 2006 that it would reduce it prior proved reserve estimates by 1,254 million barrels of oil equivalent. It also announced on such date that its Audit and Control Committee would undertake an independent review of the facts and circumstances of the reduction of the proved reserve estimates. Following the conclusion of the independent review in June 2006, Repsol YPF concluded that a reserves restatement should be made for Argentina in respect of 2003 and 2004 and for Bolivia in respect of years 1999 to 2004.

The restatement in respect of 2003 and 2004 in Argentina was due to the fact that reported volumes at the gas-condensate reservoir of Loma La Lata--Sierras Blancas, which had originally been booked on the basis of computer reservoir simulation modelling, were not sufficiently supported by actual reservoir performance. This restatement in respect of Loma La Lata-Sierras Blancas was made using a conservative approach, as recommended by the SEC, pursuant to which the restatement was made in respect of periods following the last date for which Repsol YPF had received an external certification in respect of such reservoir (as of December 31, 2002).

The restatement in respect of years 1999 to 2004 in Bolivia was due to the fact that the treatment during such years was inadequate due to a different interpretation of the commercial aspects of the exportation of gas to Brazil.

The facts and circumstances regarding the reserves revisions in respect of 2005 are described on pages 22-25 of the 2005 20-F.

Repsol YPF has included extensive disclosure regarding the reserves restatement and revision on pages 20 - 25 and pages 121 - 122 of the 2005 20-F. Repsol YPF also has highlighted the reserves restatement and revision in the initial pages of the 2005 20-F (see page v) and in the operating and financial review and prospects section of the 2005 20-F (see page 98). Repsol YPF does not believe that expanding its disclosure regarding the reserves restatement and revision would provide investors with any material additional information.

b) Provide us with a schedule that lists, by country, the quantity of proved reserves on a field by field basis which were in place immediately prior to and after the reserve restatement for those fields affected by the restatement. Please quantify the carrying and fair values of each field immediately prior to and after the reserve restatement.

Please see the below table:

Country	Field	Year Ending	Proved Reserves (thousands of boe)		Carrying Value (millions of USD)(1)		Fair Value (Millions of USD)(2)		Impairment (million of USD)		Impairment (million of Euros)
			Original	Restated	Original	Restated	Original	Restated
Argentina	Loma La Lata	2003	990	650	2,881	2,881	4,429	3,210	–	–	–	–
		2004	829	575	1,930	1,930	2,089	1,913	–	17(3)	–	14(3)
Bolivia	Sábalo	2003	425	203	254	254	2,719	1,207	–	–	–	–
		2004	505	206	239	239	789	590	–	–	–	–
	San Alberto	2003	522	240	164	164	1,879	1,272	–	–	–	–
		2004	447	230	163	163	408	377	–	–	–	–
	Grigota (Rio Grande)	2003	85	74	129	129	245	240	–	–	–	–
		2004	112	108	124	124	158	157	–	–	–	–
	SB II (Sirari y Vibora)	2003	94	70	93	93	171	151	–	–	–	–
		2004	66	66	86	86	110	104	–	–	–	–
	SB III (Yapacani)	2003	85	64	60	60	181	130	–	–	–	–
		2004	103	88	58	58	130	126	–	–	–	–
	Margarita	2003	33	17	56	56	1,834	930	–	–	–	–
		2004	47	47	141	141	378	378	–	–	–	–
(1)	Carrying value of the reporting unit has been calculated in accordance with the GAAP applied for each period presented in the 2005 Form 20-F. Regarding the table above, the Group applies Spanish GAAP and IFRS for 2004.
(2)	Fair value has been calculated in accordance with the GAAP applied for each period presented in the 2005 Form 20-F. Regarding the table above, the Group applies Spanish GAAP (1° step undiscounted cash flows until year 2003) and IFRS (Discounted cash flows after tax) for 2004.
(3)	If it had considered the DD&A effect in Loma la Lata (See response 2.c. below) as a minor restated carrying value, the impairment would have been zero.

c) Provide us with your quantitative analysis demonstrating the effect on depreciation, depletion and amortization (DD&A) and accumulated DD&A balances for all periods presented had the restated reserves been used to calculate DD&A expense.

An additional amount of depreciation, depletion and amortization (DD&A) is associated with the described reserves restatement. After performing detailed calculations and further analysis Repsol YPF concluded that corresponding DD&A effects were not quantitatively and qualitatively significant. Consequently those effects were not recognized within presented financial statements. We confirm to SEC Staff that we have applied the applicable literature in SAB 99 in order to arrive at our conclusion on this specific issue. As mentioned in SAB 99, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”. We have quantitatively concluded that the calculated amount of any corrected misstatement is below the 5% numerical threshold and additionally we have carefully taken into account to arrive at our conclusion on materiality all of the qualitative considerations mentioned in SAB 99 that may render material a quantitatively small misstatement of a financial statement item.

The following table sets forth DD&A amounts before and after the reserves restatement and its corresponding effect over Repsol YPF’s net income:

Million of Euros
	2003	2004	2005
Net income attributable to shareholders of the parent(1)	2,020	2,414	3,120

Original DD&A charge	22	213	227
Restated DD&A charge	36	297	312

Increase in DD&A	15	84	85
Increase in DD&A after tax and minority interest	7	52	56

% over net income attributable to shareholders of the parent	0.35%	2.14%	1.81%

(1) Amounts for 2003 are presented in accordance with Spanish GAAP. For 2004 and 2005 the amounts presented are prepared under IFRS.

As a consequence of the revision of the reserves mentioned on Page F-55 of our Form 20-F, no additional differences to those explained above arise since January 1, 2006.

d) Compare and contrast the accounting effects regarding asset decommissioning obligations as a result of the reserve revisions, if any. For example, state whether revisions to estimates affecting decommissioning obligations were affected by the restatement and the related accounting impact.

The estimated settlement period or amount of the well abandonment obligation corresponding to Loma La Lata, San Antonio, San Alberto, Grigota, Sara Boomerang II and III and Margarita fields have not been affected by the restatement of reserves. The reserve revision did not affect the estimated well abandonment dates. Consequently, no accounting effect is related to well decommissioning obligation of fields affected by the restatement of reserves.

3.6.2 Capital Investments and Divestitures, page 118

Comment 3. We note your statement on page 120 that the amount of proceeds you present for divestitures “does not include the gain on the sale, which is accounted for as operating income, in accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates.” Please tell us what method you use to record these types of transactions and what you mean by “standard practice in the industry in which the Group operates.” In this regard, tell us if the standard practice used in this industry differs from that proscribed by IFRS or US GAAP.

Response:

We confirm to the Staff that there is a mistake in the text on page 120. The method used by Repsol YPF to record divestment transactions is that established by IFRS.

We indicate below the corrected text which we intend to include in future filings with the SEC. New text is underlined for the Staff’s convenience:

“The principal financial divestments in 2005 relate to PBBPolisur (€123.8 million) and Enagás (€125.3 million). These figures include the gain on the sale, which is accounted for as operating income, in accordance with IFRS.

The main income from divestitures in 2005 came from fixed and financial assets, among which the following are noteworthy: the sale of certain assets in Trinidad & Tobago (€56 million) and in Mexico (€49 million), the sale of YPF’s stake in PBB Polisur (€88 million), and the sale of Gas Natural SDG’s stake in Enagás (€36 million), which is accounted for as operating income, in accordance with IFRS.

The main income from divestitures in 2004 came from financial assets, among which the following are noteworthy: the sale of Gas Natural SDG’s stake in Enagás (€88 million), the sale of Global Companies LLC (€35 million) and the sale of certain assets in Indonesia (€31 million), which figures include the gain on the sale, which is accounted for as operating income, in accordance with IFRS”.

8.4 Available information, page 172

Comment 4. Please note that our address is now 100 F Street, NE., Washington, D.C. 20549.

Response:

We confirm to the Staff that in future filings with the SEC we will address our correspondence to the address referred above.

12. Control Procedures, page 188

Comment 5. We note your representation that your disclosure controls and procedures were effective as of December 31, 2005. Additionally, we note your disclosure in which you announced your reserve restatement on January 26, 2006 and the subsequent independent review of your reserves by the Audit and Control Committee. Please clarify for us whether or not your disclosure controls and procedures were changed as a result of the restatement.

Response:

As stated on page 188, we believe that our disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2005. Prior to that time, Repsol YPF had undertaken numerous and effective organizational changes which remedied in large measure the circumstances that primarily gave rise to the reserves revision. In January 2006, Repsol YPF's Audit and Control Committee undertook an independent review in connection with the revisions to prior reserve estimates, which review was concluded in June 2006. Such review led to certain recommendations, all of which were accepted by Repsol YPF's Board of Directors. These recommendations generally relate to improvements to the group's reserves reporting manual, improved training, better record keeping, increased staffing (including a change in leadership in the reserves area), better testing and monitoring procedures at the fields, certification requirements, and increased integration between the legal department and the commercialization group. These recommendations have been implemented or are in the process of being implemented by Repsol YPF's management. Although these recommendations were made in June 2006 and thus had no impact on our disclosure controls and procedures as of December 31, 2005, Repsol YPF believes that the implementation of these recommendations strengthens and reinforces its disclosure controls and procedures already in place as of December 31, 2005.

Comment 6. We note your disclosure indicates that “Other than as described above, there has been no change in Repsol YPF’s internal controls over financial reporting.” Please revise to clarify, if true, without such limiting language, that there were changes in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If changes were made subsequent to the period covered by the annual report, please describe the facts and circumstances that led to the changes and the nature of the changes that were implemented.

Response:

As indicated in the second paragraph under Section 12 “Controls and Procedures”, of the 2005 Form 20-F, Repsol YPF undertook numerous and effective organizational changes in 2005 which remedied in large measure the circumstances that primarily gave rise to the reserves revision. These were the only changes to Repsol YPF's internal control over financial reporting that occurred during 2005 (the period covered by the 2005 Form 20-F) that materially affected, or were reasonably likely to materially affect, Repsol YPF's internal control over financial reporting and, accordingly, are the only items identified in such paragraph as having occurred in 2005.

We believe that by stating in the third paragraph under Section 12 “Controls and Procedures” that "other than as described above, there has been no change in Repsol YPF's internal control over financial reporting. . .", our disclosure adequately indicates the extent of the changes to our internal control over financial reporting during 2005, the period covered by the 2005 Form 20-F.

As discussed in our response to comment 5, we are in the process of implementing the recommendations that arose out of the independent review conducted by Repsol YPF's Audit and Control Committee in connection with the revisions to prior reserve estimates. Such recommendations were made in June 2006 and have been implemented or are in the process of being implemented. As discussed in our response to comment 5, they generally relate to improvements to the group's reserves reporting manual, improved training, better record keeping, increased staffing (including a change in leadership in the reserves area), better testing and monitoring procedures at the fields, certification requirements, and increased integration between the legal department and the commercialization group.

Consolidated Cash Flow Statements, page F-6

Comment 7. Please tell us why you use “Profit from continuing operations before finance costs” as the starting point to adjust for the effects of transactions for operating activities. In this regard, we note paragraph 18(b) of IAS 7 defines the indirect method as a method “whereby profit or loss is adjusted for the effects of transactions of a non cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.”

Response:

We acknowledge the SEC Staff interpretation. However, we noted that paragraph 31 of IAS 7 requires that interest and dividends both paid and received be separately disclosed, and paragraph 35 of IAS 7 requires that taxes paid be separately disclosed. In that context we also noted that the starting point of the indirect method cash flow statement example in Appendix A to IAS 7 is “Profit before taxation”. Consequently, we believe that similar to the example in the Standard it was acceptable to separately disclose these three amounts in the appropriate captions of our cash flow statement as required by the Standard and eliminate them from the starting point of our indirect method cash flow statement avoiding showing the non cash impacts regarding these items. Our aim was to provide a clearer and fair view presentation for the user of the cash flow statements.

(1.2) Adoption of international Financial Reporting Standards (IFRSs), page F- 11

c) Asset impairment losses, page F-13

Comment 8. We note your statement that “Under IFRSs, the calculation is made in a single stage: the discounted cash flows from the asset are compared with the carrying amount of the asset and, if the latter is higher, an impairment loss is recognized as an expense for the difference.” Please confirm, if true, that the amount you compare to the carrying amount represents recoverable amount, as defined by paragraph 18 of IAS 36 or otherwise advise.

Response:

We confirm to the Staff that the amount we compare to the carrying amount represents the recoverable amount as defined by paragraph 18 of IAS 36. We intend to clarify this statement in future filings.

3.4) Property, Plant and Equipment, page F-24

Comment 9. We note your disclosure indicating that you capitalize borrowing costs directly related to the acquisition or production of property, plant and equipment. Please clarify what you mean by “production” and expand your disclosure to specifically address when you commence, suspend and cease capitalization of borrowing costs in relation to your oil and gas, refining and storage infrastructure construction. Refer to paragraphs 20-29 of NIC 23. Additionally, please disclose how you define a “substantial period of time” to get an asset ready for its intended use and the types of assets used in your operations which typically qualify for this categorization.

Response:

The method used by Repsol YPF to capitalise borrowing costs is based on the requirements established by IAS 23.

In this connection, only those assets defined in paragraph 4 of IAS 23 are capitalized: “A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale”. One year is the substantial period of time considered by Repsol YPF.

In addition Repsol YPF considers that in accordance with paragraph 12 of IAS 23 some borrowing costs related with the production of property, plant and equipment are capitalized:

“Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalised as part of the cost of that asset. The amount of borrowing costs eligible for capitalisation shall be determined in accordance with this Standard”.

When we mention “production” on page F-24 paragraph 3.4. , we were reproducing literally the wording in paragraph 12 of IAS 23. Therefore, we confirm to the Staff that in 2005 and 2004 no borrowing costs were capitalized in relation to in-house production performed in a period exceeding one year.

For information purposes we bring to the Staff’s attention that the amount capitalized are not significant to us. In 2005 and 2004, EUR 19 million and EUR 17 million, respectively were capitalized in this connection.

Therefore, in view of the degree of significance of the figures referred to in the preceding paragraph, the Group did not consider expanding the related disclosures in the financial statements.

c) ii. Recognition of Oil and Gas Exploration and Production Transactions, F-25

Comment 10: Please clarify the nature of the costs included in acquiring “interests on exploration permits”.

Response:

The costs of acquiring interests on exploration permits consists of the entry vouchers paid in order to be able to operate in these areas which are capitalized in accordance with paragraph 15 of SFAS 19 which also applies under IFRS.

v) i. Recognition of Oil and Gas Exploration and Production Transactions. F-26

Comment 11: We note your disclosure suggesting that you amortize investments in the acquisition of proved reserves on a method substantially similar to the units-of production method in which you appear to use total proved reserves by field. If true, please explain why you believe it is more systematic and rational to amortize development costs using total proved reserves as opposed to total proved developed reserves, or otherwise advise. Please quantify the accounting impact had you used proved developed reserves for IFRS and U.S. GAAP and cite the authoritative guidance supporting your use of a method substantially similar to the units-of-production method. Refer to paragraph 35 of SFAS 19 for U.S. GAAP.

Response:

Repsol YPF amortizes development costs over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proved developed reserves of the field at the beginning of the amortization period.

In this connection, we advise the Staff that the text included in Repsol YPF’s 2005 Form 20-F is incomplete due to a mistake in the translation of the financial statements prepared in Spanish and that we have used proved developed reserves for IFRS and US GAAP.

We propose to amend this translation mistake in future filings with the SEC.

(3.6) Goodwill, page F-27

Comment 12: We note your disclosure with respect to impairment testing for goodwill that you allocate goodwill among cash-generating units and that “the recoverable amount thereof is estimated by discounting the estimate future cash flows from each unit;” and if “the recoverable amount of a cash-generating unit is lower than that of the discounted future cash flows, a loss is recognized.” Please tell us how you have applied the guidance in paragraph 104 of IAS 36, which states that an impairment loss is recognized for a cash-generating unit “if, and only if, the recoverable amount of the unit (group of units) is less than the carrying amount of the unit (group of units).”

Response:

We confirm to the Staff that Repsol YPF applies paragraph 104 of IAS 36. The wording included in Repsol YPF’s 2005 Form 20-F is incorrect. Therefore, we propose to revise the text in future filings with the SEC as follows. New text is underlined for the Staff’s convenience.

“…To perform this test, the goodwill is allocated among the cash-generating units that benefit from the synergies of a business combination and the recoverable amount thereof is estimated by discounting the estimated future cash flows from each unit. If the recoverable amount of the cash-generating units is lower than that of the carrying amount of the units, a loss is recognised with a charge to the profit for the year en which it arises. An impairment loss recognised for goodwill must not be reversed in a subsequent period”.

3.23) Revenue and expense recognition, page F-35

Comment 13: Please tell us whether or not you earn revenue from royalties and expand your disclosure, if material, to explain how royalty revenue is recognized in accordance with IAS 18.

Response:

Repsol YPF has recorded royalties as revenue for the year ending December 31, 2005 amounting to EUR 73 million, mainly in Libya. Since this amount represents an immaterial percentage of Repsol YPF’s total revenues (less than 0.2%), we considered that it was not necessary to make additional disclosures in this connection.

Comment 14: We note your disclosure on page F-36 indicating that you reflect both the expenses and income associated with excise and similar taxes on oil and gas production and/or sales. Please describe to us in further detail the nature of these taxes and quantify these taxes to distinguish between taxes on production and taxes on sales. Additionally, briefly describe the related contractual arrangements, if any, associated with these taxes.

Response:

Please refer to the response provided for comment 1. The excise taxes mentioned in F-36 are the same as explained in comment 1. There are no contractual arrangements related to these taxes.

Comment 15: Please expand your disclosures to indicate how you account for oil and gas over and under-lifts.

Response:

We do not disclose the accounting method used for these costs since we do not have material items related to these. The amounts recorded at 31 December 2005 in this connection were the following:

o	Overlift: EUR 6.6 million

o	Underlift: EUR 18.4 million

We do not believe that any further comment is required in light of the amounts involved.

(3.24) Financial derivatives, page F-36

(c) Hedges of net investments in a foreign operation, page F-37

Comment 16. We note your disclosure that “The hedges of net investments defined by Repsol YPF with mixed exchange rate and interest rate swaps are forward foreign exchange hedges and, therefore, the total change in the fair value of these instruments at the balance sheet date is recognized in equity.” Please tell us how you considered the guidance surrounding embedded derivatives as contemplated in paragraph 11 of IAS 39 given the components of the derivative financial instruments you describe.

Response:

Repsol YPF uses “Cross Currency Swaps” (mixed exchange rate and interest rate swaps as refer above), as the hedging instrument to hedge its investments in USD as it is described on pages F-108 and F-109. The hedged net investments referred to in the mentioned paragraph are net investments denominated in USD. We confirm to the Staff that there are no embedded derivatives as contemplated by paragraph 11 of IAS 39 in these investments.

We will clarify the wording to describe this accounting policy in future filings.

(3.24) Financial derivatives, page F-36

Comment 17: We note that you enter into long-term purchase and sale commitments as disclosed on page F-95. Please address the following:

a)	Tell us whether any of these contracts are denominated in currencies other than the applicable functional currency and whether or not the pricing terms are based on a price or a commodity or index other than the commodity being delivered.

Response:

We confirm to the Staff that:

None of these contracts are denominated in currencies other than the applicable functional currency of each party in accordance with paragraph AG33 (d) of IAS 39.

The pricing terms of these contracts are based on a price of the commodity being delivered, which are the commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place, therefore the pricing adjustment is always closely related to the host contract.

b)	Clarify whether these contracts host embedded derivatives and how you have applied the guidance in paragraph 11 of IAS 39.

Response:

Repsol YPF reviews long term contracts in order to determine if any clause in the contract would meet the definition of a derivative and if that is the case, if the combined instrument is not measured at fair value with changes in profit or loss. In the case that an embedded derivative exists, Repsol YPF reviews whether the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract in accordance with Guides AG-30 and AG-33 of IAS 39.

Although some of our contracts host embedded derivatives, our conclusion after the revision process performed by us is that we haven’t found any long-term contracts contain embedded derivatives which require separation in accordance with paragraph 11 of IAS 39.

c)	Clarify for us whether these purchase and sale contracts may be net settled. Refer to paragraph 5 of IAS 39.

Response:

All the purchase and sale contracts disclosed on page F-95 refer to commercial contracts which are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with our expected purchase, sale or usage requirements and, additionally, Repsol YPF has no past practice of settling similar contracts net or trading the underlying.

(4) Financial risk management and definition of hedges, page F-38

Comment 18. Please tell us how you have complied with the disclosure requirements of paragraphs 34 through 42 of IFRS 7 or otherwise advise where such disclosure in made within the filing.

Response:

We have disclosed on pages F-41 and F-42 that we did not early adopt IFRS 7. This IFRS is effective for annual periods beginning on or after 1 January 2007.

(9) Goodwill page F-46

Comment 19: Please expand your disclosure in footnote (4) to disclose the main events and circumstances that led to the recognition of impairment losses in accordance with paragraph 131(b) of IAS 36 or otherwise advise where such disclosure is made within the filing.

Response:

We believe that the mentioned disclosure is made within the filing as discussed below.

The detail of impairment on goodwill arising in 2005 and 2004 is as follows:

  2005 impairment goodwill: EUR 6 million (relating to Refinaría de Petróleos de Manguinhos).

  2004 impairment goodwill: EUR 4 million (relating to Repsol YPF Distribuidora, S.A.).

Please refer to pages F-55 and F-56 (Note 14 “Asset impairment”) for a detailed explanation of both impairments. Note 14 discloses the carrying amount of intangible assets, property, plant and equipment and other non-current assets, including goodwill.

F-55: “…In the case of Refinaria de Petróleos Manguinhos, the specific price conditions in the internal fuel market in Brazil and the low refining capacity have made refining,

the company’s main business, unviable, although the company is continuing with its marketing operations. The consolidated income statement for 2005 reflects an impairment loss of EUR 15 million to reduce the carrying amount of the assets to their recoverable amount”. The total EUR 15 million includes EUR 6 million of goodwill.

F-56: “…Also, in 2004, as a result of the performance of the Brazilian market, an impairment loss of EUR 58 million was recognised in relation to the service station business in Brazil”. The total EUR 58 million includes EUR 4 million of goodwill.

Testing goodwill for impairment, page F-47

Comment 20: We note you have disclosed that you use a value-in-use model to determine the recoverable amounts of the goodwill allocated to your cash-generating units. Please expand your disclosure as required by paragraph 134(d) of IAS 36 or otherwise advise where such disclosure in made within the filing.

Response:

On pages F-37 and F-38 under the section “Methodology for estimating fair value” we disclose the methodology for estimating the fair value of assets, including goodwill, and financial derivatives. We believe that the disclosure required by paragraph 134 (d) of IAS 36 is contained in such section.

Comment 21. We note your disclosure indicating that you identified cash-generating units based on the business to which they belong. Please expand your disclosure to clarify the unit or group of units within each business that you have identified cash generating units to which you attribute goodwill and the basis on which you have aggregated cash-generating units. Refer to paragraph 68 and 134(a) of IAS 36.

Response:

We respectfully indicate to the Staff that we are disclosing on page F-47 the goodwill allocation for impairment test purposes as of December 31, 2005 and 2004 as required by paragraph 134 (a) of IAS 36. For purpose of impairment testing we have allocated goodwill in accordance with paragraph 80 of IAS 36. Therefore, we have allocated goodwill for impairment test purposes through some businesses (Group of cash generating units) that are expected to benefit from the synergies of the combination and represent the level by which this goodwill is monitored for internal management purposes, which is not larger than a segment.

10) Other intangible assets, page F-48

Comment 22: We note that you have capitalized internally generated assets. Please tell us whether or not you have considered the guidance in paragraphs 51 through 67 of IAS 38 with respect to developing your accounting policy for recording internally generated intangible assets.

Response:

We confirm to the Staff that Repsol YPF has considered the guidance contained in paragraphs 51 through 67 of IAS 38. Additional information regarding accounting policies related to other intangible assets has not been provided due to their insignificancy. The internally generated assets amount as of December 31, 2005 to EUR 6 million (net of amortization).

(12) Investments accounted for using the equity method, page F-50

Comment 23: Please disclose the reasons why you believe you have significant influence for the companies identified on page F-51 in which you have an ownership interest of less than 20% as required by paragraph 37(c) of IAS 28 or otherwise advise where such disclosure in made within the filing.

Response:

We confirm to the Staff that we have enough representation and management rights to exercise significant influence on the board of directors to meet the requirements of paragraph 7 of IAS 28 for all the entities that are disclosed on page F-51.

We propose to include the following revised text in our future filings with the SEC. New text is underlined for the Staff’s convenience.

“The following companies were accounted for using the equity method, based on the fact that the Group has enough representation on the board of directors and management rights to exercise significant influence despite having an ownership interest of less than 20%:”

(18) Preference shares, page F-60

Comment 24. We note your disclosure indicating that your preference shares include an “early redemption” feature which suggests that there is an explicit redemption date. Please expand your disclosures to c1arify the specific redemption date and terms. In the event the preference shares do not require cash redemption, please c1arify why you believe these instruments qualify for liability classification under IFRS and U.S. GAAP and cite the authoritative literature supporting your view. In this regard, we note your disclosure on page F-14 indicating that these instruments were classified as liabilities “in view of the obligation to pay dividends if the issuer reports a distributable profit.” Refer to paragraphs 17 and 18 of IAS 32.

Response:

As we disclose on page F-60, the terms of the 3 series of preference shares issued by Repsol International Capital is “perpetual”. By early redemption, we wanted to point out the fact that the issuer has the option to redeem these preference shares from the fifth year or the tenth year onwards at face value (see page F-60).

Our preferred security transactions are based on the following model:

  Repsol YPF issues its debentures to Repsol International Capital (the issuer of preference shares).

  Repsol International Capital issues both preferred securities and common shares. The preferred securities are acquired by 3rd party investors and Repsol International Capital has the option to redeem these preferred securities after a certain period of time. The common shares are held by Repsol YPF.

  Repsol International Capital uses cash from interest payment from Repsol YPF to pay dividends to investors.

  Repsol YPF guarantees payments on the preferred securities.

According to SIC 12, the issuer should be consolidated because it is controlled by Repsol YPF. Additionally, we have classified the three series of preference shares issued by Repsol International Capital Limited as liabilities based on the relevant accounting literature discussed below.

Paragraph AG25 of IAS 32 specifies that “an option of the issuer to redeem the shares for cash does not satisfy the definition of a financial liability because the issuer does not have a present obligation to transfer financial assets to the shareholders”. In this case, the redemption of the shares is solely at the discretion of the issuer which in principle could imply that the preference shares would be considered as equity.

Paragraph AG26 of IAS 32 states:

“When preference shares are non-redeemable, the appropriate classification is determined by the other rights that attach to them. Classification is based on an assessment of the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. When distributions to holders of the preference shares, whether cumulative or non-cumulative, are at the discretion of the issuer, the shares are equity instruments”.

Repsol International Capital's preference shares include the following clause: "Dividends are payable only to the extent that the Distributable Profits of Repsol YPF, S.A. for the preceding fiscal year are sufficient to cover the payment of dividends on the preference shares, together with any dividends previously paid in the current fiscal year and any dividends proposed to be paid during the current calendar quarter, on either the preference shares or any other preference shares of Repsol YPF or any affiliate ranking pari passu with the preference shares".

It is our understanding that such clause cannot be interpreted as providing any degree of discretion to Repsol International Capital in respect of the payment of dividends on the preference shares. Accordingly, we have concluded that since such discretion does not exist, the preference shares must be classified as liability.

Under US GAAP, our conclusion is that we should not consolidate Repsol International Capital as we are not the primary beneficiary under paragraph 2(d) of Interpretation FIN 46R. We believe that as sponsor of Repsol International Capital, we neither have a significant residual interest held (since our common shares are not viewed as equity at risk because they do not suppose to participate significantly in profit or losses), nor the loan payable to Repsol International Capital would be considered variable interests (since they assume variability). In addition, the fact that we have unconditionally guaranteed the trust preferred securities is not relevant, since in substance, we are guaranteeing our own obligations.

We have accounted for the investment in the common stock of the Repsol International Capital as an equity-method investment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

(21) Provision for pensions and similar obligations, page F-65

Comment 25: Please include a narrative description of the basis used to determine the overall expected rate of return on assets, including the effect of the major categories of plan assets in accordance with paragraph 120A(1) of IAS 19 or otherwise advise where such disclosure in made within the filing. In addition, please address the disclosures required by paragraph 120A(o) of IAS 19.

Response:

As of December 2005, the actual breakdown of the assets plan was Domestic Equity (S&P 500 Index Fund and Mid Cap Value Fund) 54.3%, International Equity Fund (Euro Pacific Growth Fund) 15.6%, Fixed Income Fund (Northern Trust Bond Index) 30.1% and Cash 0%.

The basis used to determine the overall expected rate of return on assets are the following:

  The expected return assumptions for each category of assets were 10.05%, 10.75%, 11%, 5.75% and 3%, respectively based on the financial capital market assumptions and the current and projected asset mix. Therefore, the target weighted return on average was approximately 9%.
  When statistical models were applied to the asset mix, the expected rat of return for the 25th to 75th percentiles was in the range of 4.25% to 8.5%.
  The actual rate of return for 2004 was 12.67%:
Assets	2004
S&P 500 Index Fund	10.83%
Mid Cap Value Fund	21.98%
Euro Pacific Growth Fund	19.70%
Northern Trust bond index	4.4%
Cash	0%
Total weighted return	12.67%

Consequently based on all the information above provided by both, the Financial Advisor of the Management Committee and the actuary of the plan, we decided that the expected rate of return was 8.5%.

Regarding the disclosures required by paragraph 120A(o) of IAS 19, we confirm to the Staff that we have included such disclosures on page F-141 of the Form 20-F.

(23) Obligations under finance leases, page F-69

Comment 26: Please tell us how you have complied with the disclosure requirement of paragraph 3l (a) of IAS 17.

Response:

The disclosures referred to in your comment are provided in Section 7 “Property, plant and equipment” on page F-45 (item 6) which details all the assets held under finance leases by Repsol YPF.

(25) Tax matters, page F-70

Comment 27: Please provide an explanation of the relationship between tax expense (income) and accounting profit in either of the forms prescribed by paragraph 81(c) of IAS 12 or otherwise advise where such disclosure is made within the filing.

Response:

We believe that the information required under paragraph 81.c) of IAS 12 is included in pages F-70 and F-71.

The heading "Income Tax Expense for Accounting Purposes" on page F-71 includes a reconciliation of the accounting profit before taxes to the income tax expenses for the year, broken down by the main geographical areas. Also, page F-70 includes information relating to the tax rates applicable in these jurisdictions. Accordingly, we consider that, with the information included in these pages, the reconciliation of the income tax expense to the result of multiplying the accounting profit before taxes by the tax rates applicable, as required under paragraph 81. c) of IAS 12, using alternative (i) of this paragraph, has been adequately covered.

(28) Finance income and costs, page F-77

Comment 28: Please tell us what type of expense is recorded in the line item Expenses relating to preference shares.

Response:

We confirm to the Staff that this heading includes the expenses accrued for the preferred shares coupon, i.e. the interest arising from the preferred shares, and the allocation in the year of the expenses which initially arose on the issuance (Transaction costs).

(31) Business combinations, page F-80

Comment 29. Please expand your disclosure under this heading to describe the factors that contributed to a cost that results in the recognition of goodwill as contemplated by paragraph 67(h) of IFRS 3 or otherwise advise where such disclosure is made within the filing.

Response:

The factors that contributed to a cost that results in the recognition of goodwill as contemplated by paragraph 67(h) of IFRS 3 are disclosed in the second paragraph of note 3.6 Goodwill (page F-27).

Comment 30: Additionally, please reconcile for us the increase in goodwill from December 31, 2004 to December 31, 2005.

Response:

The movement in goodwill for both years is disclosed in Note 9 “Goodwill”, page F-46.

(37) Contingent liabilities and obligations, page F-93

Comment 31: With respect to the asset swap with Petrobras, we note your statement that “The accompanying consolidated financial statements include all the accounting effects for the Group of the terms of this Agreement.” Please explain what accounting effects you have recognized for this asset swap and expand your disclosure as necessary so that the reader understands the implications of this Agreement on your financial statements.

Response:

The accounting effects of the Revision Settlement Agreement entered into by Repsol YPF Brasil, S.A. and some Petrobras Group companies led to the recognition of a total provision amounting to EUR 54 million as of December 31, 2005. In 2004 the provision was calculated by applying the correction mechanisms provided for in the contract, amounting to EUR 61 million. That amount represented the best estimation of the loss on termination of the asset swap contract. The difference of EUR 7 million between the provision for 2005 and 2004 is due to the exchange rate differences and minor adjustments regarding the mentioned Agreement.

In addition, related to the asset swap contract mentioned above, Repsol YPF and Petrobras signed an Intention Protocol regarding certain pending environmental issues as of December 29, 2005. Therefore, due to the modification introduced by the Intention Protocol, the Group recorded an additional provision amounting to EUR 16 million as of December 31, 2005.

Finally, we confirm to the Staff that during 2006, Repsol YPF has paid the EUR 54 million to Petrobras mentioned above and the rest is pending to be paid in the following months. We do not expect significant differences between the amounts of the provision recorded as of December 31, 2005 which are still pending to be paid and the cash flows to be paid related to the asset swap contract.

Comment 32: We note your statement on page F-106 that “The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.” Please confirm, if true, that the amounts recognized as provisions for the contingencies described represent the best estimate of the expenditure required to settle the present obligation at the balance sheet date as contemplated by paragraph 36 of IAS 37 or otherwise advise.

Response:

We confirm to the Staff that the amounts recognized as provisions for the contingencies described in the financial statements represent the best estimate of the expenditure required to settle the present obligation at the balance sheet date as contemplated by paragraph 36 of IAS 37.

(38) Derivative transactions, page F-106

(38.1) Fair value hedges, page F-106

Comment 33. Please tell us how you have complied with the disclosure required by paragraphs 24 and 27 of IFRS 7.

Response:

Please refer to the response provided to comment 18.

(38.2) Cash flow hedges, page F-107

Comment 34. Please tell us where you have disclosed the information required by paragraph 23 of IFRS 7.

Response:

Please refer to the response provided to comment 18.

(40) Fees Paid to the Auditors, page F-114

Comment 35: Please expand your disclosures to describe in detail and separately quantify the “other services” rendered by your auditors. Refer to Item 16C(d) of Form 20-F.

Response:

We believe that we have complied with the disclosures required by item 16C (d) on page 189 (Item 13C) of our Form 20-F 2005. The mentioned disclosures are not required under IFRS. Therefore, in order to prepare our IFRS Financial Statements we followed the disclosures required in this respect by Spanish law.

42) Differences Between IFRS and U.S. GAAP, F-l16

(16) Compensation arrangements, F-127

Comment 36. We note your disclosure stating that you have used “The quote of the Repsol YPF share at December 3lst…” as a component assumption in applying the Black-Scholes option pricing model in valuing medium term incentive awards. Please clarify whether December 31, 2005 and 2004 were the dates the incentive awards were granted or tell us how you concluded these were the appropriate dates for measuring compensation cost in accordance with U.S. GAAP.

Response:

We confirm that December 31, 2005 and 2004 were not the dates the incentives awards were granted. Repsol YPF has incentive plans tied to the appreciation of Repsol YPF shares (liability awards) which are evaluated at the end of each reporting period both under IFRS and US GAAP.

These incentive plans have been considered as compensatory variable plans, under U.S. GAAP. Therefore we have considered the intrinsic value of the options, as required by paragraphs 10(b), 13, 27 and 28 of APB Opinion 25, by using the quoted market price of the stock at the end of each period.

For further details of our incentive plans tied to the appreciation of Repsol YPF shares please refer to page F-84.

Comment 37: We note your disclosure indicating that you attribute expense associated with share based payments on a straight-line basis for the term remaining until the end of the plan. Please explain how this accounting differs from attributing expense over the period for which services are performed and quantify the accounting effect, if any, for each period presented. Refer to paragraph 30 of SFAS 123.

Response:

For our incentive plans tied to the appreciation of Repsol YPF shares, attributing expense associated with share based payments on a straight-line basis for the term remaining until the end of the plan does not differ from attributing expense over the period for which services are performed, because both are the same period.

The expenses are accounted for over the vesting period to reflect the services rendered, or expected to be rendered at grant date, as required by paragraph 32 of IFRS 2. Regarding Repsol YPF there is no GAAP difference with paragraph 30 of SFAS 123, but we would like to mention that Repsol YPF applies APB 25 under US GAAP as explained above.

Additional Disclosures Required Under U.S. GAAP, page F- 131

g)FIN 46, page F-134

Comment 38: We note your disclosure indicating that you have determined that Repsol International Capital (“RIC”) should be deconsolidated. Please clarify for us how you arrived at this conclusion. In this regard, we note your disclosure on page F-171 appears to indicate that you own and control 100% of the interest in this subsidiary. Additionally, please provide us with your analysis supporting that Repsol YPF, S.A. is not the primary beneficiary)’ of RIC, as defined by paragraph 2(d) of FIN 46(R).

Response:

Please refer to the response provided to comment 24.

Supplementary Information On Oil and Gas Exploration and Production Activities, page F-155

General

Comment 39: Please expand your disclosures to separately present reserve quantities, capitalized costs, costs incurred, results of operations and the standardized measure of discounted future net cash flows for entities accounted for by the equity method for U.S. GAAP purposes, or tell us why you believe this disclosure is not required. Refer to paragraphs 14(c), 20, 23, 29, and 32 of SFAS 69.

Response:

Repsol YPF believes that the disclosures required under SFAS 69 should be made in accordance with the consolidation methods established under its primary GAAP, i.e. IFRS. In this connection, the supplementary information on oil and gas exploration and production activities as described on page F-155 has been compiled in accordance with this method. Accordingly, we have not included separately supplemental information in respect of companies accounted for using the equity method under US GAAP as those reserves have been included in our disclosures as part of the disclosure that includes proportionally consolidated entities under IFRS.

Present value of future net income, page F-164

Comment 40: Please revise your caption of “Present value of future net income” to “Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities” as this item is specifically defined under SFAS 69 and is not intended to represent a measure of future net income.

Response:

We note the Staff’s comment and will revise in future filings with the SEC.

Comment 41: Please remove the subtotals of ”Future net cash flows before taxes” as this item is not an explicit component of the standardized measure of discounted future net cash flows. Refer to Illustration 5 of SFAS 69.

Response:

We note the Staff’s comment and we will revise this caption in future filings with the SEC.

Engineering Comments

Risk Factors. page 3

Political instability and the negative regulatory environment and outlook for the oil and gas industry in Bolivia… page 6

Comment 42: You report on May 1, 2006 by Supreme Decree Bolivia nationalized all natural hydrocarbon resources and they will take control and direction of production, transportation, refining, storage, and distribution of all hydrocarbons. Please tell us the current status of your production sharing agreements in Bolivia and if you will be able to participate in the oil and gas industry in Bolivia in the future.

Response:

In May 2005, the National Congress of Bolivia approved a new Hydrocarbon Law that stipulated a new legal framework for, and affected various aspects of, the legal regime under which the Repsol YPF Group and all oil and gas companies had been operating, which, among others, included the imposition of an additional 32% tax on oil and gas production (IDH), and the obligation for those companies operating in Bolivia under Risk Sharing Agreements (“Contratos de Riesgo Compartido”) to convert their agreements to any of the three possible agreements contemplated by the new Hydrocarbons Law, namely: i) Contrato de Producción Compartida (Production Sharing Contract); ii) Contrato de Operación (Operating Contract); and iii) Contrato de Asociación (Association Contract). The Hydrocarbon Law transfers the ownership of all hydrocarbons in the well head to the Bolivian State. In its ruling of June 2, 2006, the Bolivian Constitutional Court confirmed the constitutionality of the Hydrocarbon Law.

Supreme Decree 28.701 (the Supreme Decree), published on May 1, 2006, has declared the nationalization of all of Bolivian’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Bolivianos (“YPFB”), the Bolivian oil company, including the commercialization of the internal market as well as the industrialization and exportation of hydrocarbons. In accordance with the text of the Supreme Decree the Bolivian State will take control and direction of production, transportation, refining, storage, distribution, commercialization and industrialization of all hydrocarbons in Bolivia. Moreover, the Supreme Decree establishes that, within a period of 180 days from its publication, private companies in Bolivia must adjust their activities in Bolivia through the negotiation and execution of new agreements in accordance with the new Hydrocarbons Law and the Bolivian Constitutional regime.

The Supreme Decree states that any company that fails to comply with this time limit will be prohibited from continuing its activities in Bolivia. Repsol YPF has indicated its willingness to negotiate with the Bolivian government, though Repsol YPF also intends to pursue all available legal rights. Moreover, the Bolivian Government has issued different administrative resolutions as part of the implementation of the Supreme Decree, including but not limited to an increase of taxation over the two most productive fields in Bolivia (San Antonio and San Alberto). This notwithstanding, up to the present Repsol YPF, as well as the other oil and gas companies operating in Bolivia, is still conducting its operations as it is established by the Risk Sharing Agreements (“Contratos de Riesgo Compartido”) with the limitations imposed by the new legal framework.

On October 28, 2006 Repsol YPF signed with YPFB Operating Contracts over Caipipendi, San Antonio and San Alberto Blocks, converting its previous Risk Sharing Agreements. This notwithstanding, up to the present, some of the exhibits of these agreements are still pending of signature. Moreover, both Repsol YPF and Andina S.A. expect to sign Operating Contracts in relation with the rest of their blocks in Bolivia in similar contractual terms as those contemplated for the above mentioned blocks. It is worth to mention that, in accordance with the Hydrocarbons Law, the Bolivian Congress has to approve these contracts, so YPFB should deliver the signed agreements to the Congress for their final approval.

Operations, page 17

Oil and Gas Reserves, page 18

Comment 43: You state that the reserves in all production areas were externally certified by independent engineers. Please tell us the meaning of “certified.”

Response:

Repsol YPF uses the term “certified” as related to reserves to mean an external reservoir engineer has made an independent, comprehensive review of all the pertinent data required to prepare a reserves estimate and determined the estimate was made in accordance with SEC requirements.

Comment 44: You state that the gas condensate reservoir of Loma La Lata-Sierras Blancas had originally been booked on the basis of a computer reservoir simulation model. Please tell us the extent of testing and production history data you had at the time of the completion of the model and the booking of the reserves as proved. Please tell us the recovery factor you used and if you based it on the results of the simulation. You indicate that these reserves had been “certified” by an independent engineer at the time they were booked as proved. Please provide to us the letter or report by the independent engineer that so “certified” these reserves.

Response:

Loma La Lata field, one of the largest gas fields of South America, is located in the Neuquina basin, Argentina. Discovered in 1977, Loma La Lata was put on production in 1978. The gas-condensate reservoir Sierra Blancas (LLL-SB) accounts for about

95% of the total field reserves. Through 1996 LLL-SB reserves were estimated using a combination of volumetric and material balance calculations. Reservoir numerical simulation was used for the first time to book proved reserves in 1997. At the time of the completion of the original model, the extent of production history data available for the history match was 2.9 trillion scf of gas from LLL-SB.

The recovery factor used to book proved reserves was based on the results of the simulation from 1997 through 2004. Simulation results in 2005 indicated a 73% recovery factor, though it was at this point in the field life that it was concluded the volume in the reservoir numerical simulator was no longer all going to be produced with reasonable certainty as required by SEC for classifying proved reserves. At year-end 2005, LLL-SB proved reserves were based on a global material balance of a smaller gas-initially-in-place than used in the reservoir numerical simulation model. The material balance model estimates 89% recovery factor under volumetric depletion based on results from nodal analysis and the surface operating conditions.

The report of the independent engineer who reviewed such reservoir is attached hereto.

Comment 45: Please revise your filing to include production costs per unit of production.

Response:

We traditionally have disclosed the amount of lifting cost (see the information disclose in page 18 of Form 20-F). The average production cost may be estimated through the volumes and production cost disclose in the “Supplementary information on oil and gas exploration and production activities”, however we note SEC comment and we believe that this information can be useful for investors, therefore we propose to include the following table in future filings with the SEC:

AVERAGE PRODUCTION COSTS

(Figures on €/bbl)	2005

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World

Lifting costs	1.97	6.14	1.77	2.29	1.32
Royalties, local taxes and withholding on exports	3.15	0.08	10.10	2.58	3.01
Transportation and other costs	0.55	3.32	1.20	0.12	1.23	16.93

Average production costs	5.67	9.54	13.07	4.99	5.56	16.93

(Figures on €/bbl)	2004

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World

Lifting costs	1.57	3.97	1.63	1.69	1.20
Royalties, local taxes and withholding on exports	2.28	0.15	6.22	2.17	1.75
Transportation and other costs	0.59	3.17	0.85	0.09	1.67	27.01

Average production costs	4.44	7.29	8.70	3.95	4.62	27.01

Exploration, Development, Acquisitions and Production, page 29

Peru, page 38

Comment 46: It appears that your reserve to production life in Peru is over 250 years. Please explain to us the justification for booking so many reserves as proved when production is so low.

Response:

Net petroleum production in Peru, all from Block 88, was only from the last 16 days of 2005 and was 0.08 million barrels of oil equivalent (an average of 5.1 thousand barrels of oil equivalent per day). Net proved oil and gas reserves in Peru at December 31, 2005 were 20.2 million barrels of oil equivalent. The reserves have been determined according to SEC rules. The reserves to production ratio at December 31, 2005 taking into account a full year of production would have been 10.9 years on an oil equivalent basis.

Repsol YPF reinforces its presence in the Gulf of Mexico, page 124

Comment 47: You state that additional phases for the Southern Flank of the Shenzi field include the completion of oil-bearing shallower reservoirs and water injection. Please tell us how many reserves have been attributed to this field and how many reserves you attributed to each of the aggregate of the shallower reservoirs and then to water injection. Finally, tell us the recovery factor you assumed for the attribution of proved reserves and the basis for that assumption.

Response:

Repsol acquired the 28% interest in Shenzi from BP plc in July 2006. No reserves have been booked as of December 31, 2005. Therefore, the information referring to this investment is included under the caption “Recent Developments” on page 124.

Results of Oil and Gas Production Activities, page F-156

Comment 48: Your footnote indicates that production costs include royalties. Please tell us the nature of these royalties and why you believe that they represent a production expense under IFRS and US GAAP. It is our understanding that the payment of royalty is payment of oil that is not net to you and therefore, should not be reported as your revenue or reserves. Please tell us if your reported oil and gas production and revenues are gross or net of royalties. We may have further comments. Refer to paragraph 24 of SFAS 19 for US GAAP.

Response:

Repsol YPF applies paragraph 24 of SFAS 19 with respect to production cost. However, with respect to royalties we apply SEC Securities Act Industry Guides and the FORM 20-F Guideline, Appendix A to Item 4.D: Oil and Gas, “Generally, net production should include only production that is owned by the registrant and produced to its interest, less royalties and production due others. However, in special situations (e.g., foreign production) net production before royalties may be provided if more appropriate”.

In foreign countries where the company takes legal title of the oil and royalty and/or taxes can be paid in-cash and the government has formally elected to receive payment in cash, Repsol YPF’s share of production and proved reserves are reported including these royalty volumes. Such in-cash payments are treated as a production cost in the qualifying proved reserve economic limit test.

Comment 49: Please tell us if all of your proved reserves are re-determined every year.

Response:

All proved reserves from operated properties are internally re-determined every year. All proved reserves from non-operated properties are reviewed every year with data from the operator and the reserves are either internally estimated or the operator’s estimates are accepted after an internal review.

Apart from that, Repsol YPF has chosen to engage external independent reserves auditors to review reserves such that each oil and gas field of the company is externally reviewed every 3 years.

Comment 50: Please tell us how much of your reserve restatement in each of the years 2003, 2004 and 2005 was due to increasing oil and gas prices causing a reduction of the reserves from your production sharing agreements.

Response:

The reserves restatement of fields in Argentina and Bolivia were not associated with any production sharing agreements and as a consequence the restatement due to changes in year-end pricing was zero.

Present Value of Future Net Income, page F165

Comment 51: In future filings please include a separate line item for future development costs if they are significant. See FASB 69 paragraph 30b for guidance.

Response:

We note the Staff’s comment and will consider its applicability in future filings with the SEC.

Gaffney, Cline & Associates

Digital Copy

CRUDE OIL AND NATURAL GAS

RESERVE AUDIT CERTIFICATION

CERTAIN ARGENTINE PROPERTY UNITS

EFFECTIVE DECEMBER 31, 2002

Prepared for

YPF S.A.

JANUARY 2003

YPF S.A.
C877

Gaffney, Cline & Associates

TABLE OF CONTENTS

•	CERTIFICATION LETTER
•	RESERVE STATEMENTS
•	APPENDIX 1 -	a) SPE/WPC PETROLEUM RESERVES DEFINITIONS
b) SEC DEFINITIONS FOR OIL AND GAS RESERVES

YPF S.A.
C877

Gaffney, Cline & Associates		Four Oaks Place
Technical and Management Advisers to the Petroleum Industry Internationally		1360 Post Oak, Suite 2500
Houston, Texas 77056
Principals	Telephone:	(713) 850-9955
William B. Cline	Facsimile:	(713) 850-9966
Peter D. Gaffney	e-Mail:	gcah@gaffney-cline.com

RMB/jk/C877.00/2876		January 10, 2003

Ing. Guillermo García Alvarez-Valle
YPF S.A.
Avenida Pte. Roque Sáenz Peña 777 Oficina 930 D
1364 Buenos Aires

CRUDE OIL AND NATURAL GAS RESERVE AUDIT CERTIFICATION
EFFECTIVE DECEMBER 31ST, 2002

Gentlemen:

     Gaffney, Cline & Associates (GCA) has examined the crude oil and natural gas reserve estimates rendered by YPF S.A. (YPF) in respect of 12 property units in Argentina containing 40 fields. On the basis of production performance data and other technical information made available to us concerning these property units, we hereby certify the oil and gas reserve volumes as summarized by property unit below and by the individual property specific statements that are attached to this letter.

     It is our considered opinion that the following total estimates of remaining recoverable oil, natural gas and natural gas liquids volumes at December 31, 2002, are, in the aggregate, reasonable. Proved reserves have been prepared in accordance with the definitions set out in Rule 4-10 of Regulation S-X of the United States Securities and Exchange Commission. Probable and Possible reserves have been prepared in accordance with the reserve definitions approved by the Society of Petroleum Engineers and World Petroleum Congresses in March 1997.

YPF S.A.
Oil and Condensate Net Reserve Estimates
For Certain Argentine Property Units
as of December 31st, 2002

Area	Proved Developed Mm3	Proved Undeveloped Mm3	Total Proved Mm3	Probable Mm3	Possible Mm3
La Ventana	4,356	205	4,561	934	745
Vizcacheras	9,205	98	9,303	762	2,236
Cerro Fortunoso	2,671	810	3,481	1,207	125
Chihuido de la Salina	9,611	287	9,898	2,301	0
Chihuido de la Salina Sur	1,697	138	1,835	1,070	50
El Portón	1,401	457	1,858	250	0
Chihuido de la Sierra Negra	30,692	568	31,260	5,750	2,770
Señal Picada	3,199	45	3,244	157	0
Loma La Lata	4,272	778	5,050	122	284
Manatiales Behr	3,929	1,018	4,947	2,101	5,663
Seco León	3,531	1,329	4,860	711	1,137
Los Perales	9,227	4,843	14,070	3,373	2,372
Total	83,791	10,576	94,367	18,738	14,382
                               Oil and condensate volumes are reported in thousand (103) cubic meters.

UNITED KINGDOM	UNITED STATES	SINGAPORE	AUSTRALIA	ARGENTINA	BRAZIL	VENEZUELA

Gaffney, Cline & Associates
RMB/jk/C877.00/2876
YPF S.A.
January 10, 2003	Page 2

YPF S.A.
 Natural Gas Net Reserve Estimates
For Certain Argentine Property Units
as of December 31st, 2002

Area	Proved Developed Mm3	Proved Undeveloped Mm3	Total Proved Mm3	Probable Mm3	Possible Mm3
La Ventana	84.7	4.4	89.1	19.9	16.0
Vizcacheras	176.1	2.1	178.2	11.7	34.8
Cerro Fortunoso	0.0	0.0	0.0	0.0	0.0
Chihuido de la Salina	1,937.9	7,508.0	9,445.9	252.4	0.0
Chihuido de la Salina Sur	903.9	1,894.2	2,798.1	551.9	5.0
El Portón	643.8	6,264.2	6,908.0	27.5	0.0
Chihuido de la Sierra Negra	2,552.8	52.4	2,605.2	592.7	87.4
Señal Picada	81.0	0.5	81.5	18.4	0.0
Loma La Lata	112,446.4	24,701.3	137,147.7	6,731.6	14,758.5
Manatiales Behr	298.3	85.6	383.9	224.6	522.7
Seco León	866.8	192.1	1,058.9	25.4	213.8
Los Perales	2,784.3	1,159.5	3,943.8	2,423.3	2,063.8
Total	122,776.0	41,864.3	164,640.3	10,879.4	17,702.0
                               Natural gas volumes are reported in million (106) cubic meters at standard conditions of 14.7 psia and 60° Fahrenheit

YPF S.A.
Natural Gas Liquids Net Reserve Estimates
For Certain Argentine Property Units
as of December 31st, 2002

Area	Proved Developed Mm3	Proved Undeveloped Mm3	Total Proved Mm3	Probable Mm3	Possible Mm3
La Ventana	71	4	75	13	6
Vizcacheras	0	0	0	7	31
Cerro Fortunoso	0	0	0	0	0
Chihuido de la Salina	0	2,771	2,771	0	0
Chihuido de la Salina Sur	0	955	955	0	0
El Portón	0	2,044	2,044	0	0
Chihuido de la Sierra Negra	0	0	0	0	0
Señal Picada	0	0	0	0	0
Loma La Lata	27,179	5,981	33,160	0	2,241
Manatiales Behr	0	0	0	0	0
Seco León	0	0	0	0	0
Los Perales	0	0	0	0	0
Total	27,250	11,755	39,005	20	2,278
                               NGL volumes are reported in thousand (103) cubic meters.

     Natural gas volumes represent those volumes to be sold or used internally for operations net of shrinkage due to condensate and NGL extraction. Net volumes reflect YPF’s working interest in the concession, which is 100% in all property units except La Ventana (69.6% of oil and condensate, and 60% of NGL and natural gas). This interest has not been reduced for royalties, which under customary Argentine accounting practice are treated as an operating

YPF S.A.
C877

Gaffney, Cline & Associates
RMB/jk/C877.00/2876
YPF S.A.
January 10, 2003	Page 3

expense. Proved gas volumes are based on firm and existing gas contracts, and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future. The client also confirmed that the ten-year extensions to area concessions will be automatically approved by the government.

     The economic tests for December 31, 2002, Proved Developed and Total Proved reserve volumes were based on a reference price for West Texas Intermediate (WTI) crude of US$31.23/barrel as of December 31, 2002, corrected for location and quality to a wellhead price of between US$25.80/barrel and US$28.78/barrel, depending on the field. There are three gas contract groups in place, each with gas prices pegged to a heating value of 9,300 Kcal/m3; Cuyana at US$0.04388/m3, Neuquina at US$0.02606/m3, and Golfo San Jorge at US$0.01743/m3. Actual heating value of the gas ranges from a high of 10,000 Kcal/m3 and a low of 9,000 Kcal/m3. The gas prices that were used in the economic test assumed that the above US$ prices have been converted to Argentine Pesos at 3.35 Pesos/US$, resulting in base gas prices for the above three gas contract groups of US$0.01310/m3, US$0.00778/m 3 and US$0.005203/m3, respectively.

     This audit examination was based on reserve estimates and other information provided by YPF to GCA through December 27, 2002, and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the course of the certification process were resolved to our satisfaction. The reported hydrocarbon reserve is an estimate based on professional engineering judgment and is subject to future revisions, upward or downward, as a result of future operations or as additional information becomes available.

     GCA served as independent reserve auditors. The firm’s Senior Partners, officers, and employees have no direct or indirect interest holding in YPF. GCA’s remuneration was not in any way contingent upon reported reserve estimates. No representations are made herein in respect of property title or encumbrances thereon. This report has been prepared for YPF and should not be used for purposes other than those for which it is intended.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

Richard M. Bateman
Buenos Aires
Area Manager

YPF S.A.
C877

Gaffney, Cline & Associates

RESERVE STATEMENTS

YPF S.A.
C877

Gaffney, Cline & Associates

YPF S.A.
C877

Gaffney, Cline & Associates

Manantiales Behr	50
Seco León	51
Los Perales	52

YPF S.A.
C877

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Basin:	Cuyana	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
48,087	21,404	69,491		29	1,543.3	1,543.3

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,242 108	5,017 186	6,259 294		119 6	141.2 7.3	141.2 7.3
Sub-total Proved	1,350	5,203	6,553		125	148.5	148.5
Probable	616	725	1,341		22	33.2	33.2
Possible	715	355	1,070		9	26.5	26.5

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	864 75	3,492 130	4,356 205		71 4	84.7 4.4	84.7 4.4
Sub-total Proved	939	3,622	4,561		75	89.1	89.1
Probable	429	505	934		13	19.9	19.9
Possible	498	247	745		6	16.0	16.0

D. Notes:

YPF_03.123	1	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Zona Central TRC	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
21,638	10,470	32,108			711.8	711.8

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	130 12	2,395 113	2,525 125			49.3 3.1	49.3 3.1
Sub-total Proved	142	2,508	2,650			52.4	52.4
Probable	41	158	199			4.9	4.9
Possible		132	132			3.3	3.3

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	90 8	1,667 79	1,757 87			29.6 1.9	29.6 1.9
Sub-total Proved	98	1,746	1,844			31.5	31.5
Probable	29	110	139			2.9	2.9
Possible		92	92			2.0	2.0

D. Notes:

YPF_03.123	2	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Zona Central BRC	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
5,987	6,867	12,854		6	306.0	306.0

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	76 9	1,610 46	1,686 55			42.0 1.4	42.0 1.4
Sub-total Proved	85	1,656	1,741			43.4	43.4
Probable	43	284	327			7.9	7.9
Possible	16	107	123			3.1	3.1

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	53 6	1,121 32	1,174 38			25.2 0.8	25.2 0.8
Sub-total Proved	59	1,153	1,212			26.0	26.0
Probable	30	198	228			4.7	4.7
Possible	11	74	85			1.9	1.9

D. Notes:

YPF_03.123	3	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Zona Central VC	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
10,506	4,067	14,573			287.5	287.5

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	178 26	1,012 27	1,190 53			29.5 1.3	29.5 1.3
Sub-total Proved	204	1,039	1,243			30.8	30.8
Probable	137	248	385			9.6	9.6
Possible	64	116	180			4.5	4.5

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	124 18	704 19	828 37			17.7 0.8	17.7 0.8
Sub-total Proved	142	723	865			18.5	18.5
Probable	95	173	268			5.8	5.8
Possible	45	81	126			2.7	2.7

D. Notes:

YPF_03.123	4	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Zona Central LRB	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
262		262			7.3	7.3

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	80		80			2.0	2.0
Sub-total Proved	80		80			2.0	2.0
Probable	112	9	121			3.0	3.0
Possible	184		184			4.6	4.6

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	56		56			1.2	1.2
Sub-total Proved	56		56			1.2	1.2
Probable	78	6	84			1.8	1.8
Possible	128		128			2.8	2.8

D. Notes:

YPF_03.123	5	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Río Viejas	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
2,885		2,885			59.7	59.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	183		183			4.1	4.1
Sub-total Proved	183		183			4.1	4.1
Probable	94		94			2.5	2.5
Possible	302		302			7.5	7.5

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	127		127			2.5	2.5
Sub-total Proved	127		127			2.5	2.5
Probable	65		65			1.5	1.5
Possible	210		210			4.5	4.5

D. Notes:

YPF_03.123	6	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	La Ventana NGL	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
23

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped					119 6
Sub-total Proved					125
Probable					22
Possible					9

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped					71 4
Sub-total Proved					75
Probable					13
Possible					6

D. Notes:

YPF_03.123	7	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Barrancas / Río Blanco	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
6,748		6,748			170.0	170.0

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	558 21		558 21			13.5 0.5	13.5 0.5
Sub-total Proved	579		579			14.0	14.0
Probable	126	26	152			3.8	3.8
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	388 15		388 15			8.1 0.3	8.1 0.3
Sub-total Proved	403		403			8.4	8.4
Probable	88	18	106			2.3	2.3
Possible

D. Notes:

YPF_03.123	8	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Guanaco Blanco LRB	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
43		43			0.8	0.8

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	20		20			0.4	0.4
Sub-total Proved	20		20			0.4	0.4
Probable	3		3			0.1	0.1
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	14		14			0.2	0.2
Sub-total Proved	14		14			0.2	0.2
Probable	2		2			0.1	0.1
Possible

D. Notes:

YPF_03.123	9	Gaffney, Cline & Associates

La Ventana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	126	YPF S.A. Oil Interest:	69.60%

Sub-unit Name:	Cañada Dura	YPF S.A. Gas Interest:	60.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
18		18			0.2	0.2

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	17 40		17 40			0.4 1.0	0.4 1.0
Sub-total Proved	57		57			1.4	1.4
Probable	60		60			1.4	1.4
Possible	149		149			3.5	3.5

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	12 28		12 28			0.2 0.6	0.2 0.6
Sub-total Proved	40		40			0.8	0.8
Probable	42		42			0.8	0.8
Possible	104		104			2.1	2.1

D. Notes:

YPF_03.123	10	Gaffney, Cline & Associates

Vizcacheras

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	109	YPF S.A. Oil Interest:	100.00%

Basin:	Cuyana	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
51,801	306	52,107			1,218.8	1,218.8

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	8,531 81	674 17	9,205 98			176.1 2.1	176.1 2.1
Sub-total Proved	8,612	691	9,303			178.2	178.2
Probable	555	207	762		7	11.7	11.7
Possible	1,616	620	2,236		31	34.8	34.8

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	8,531 81	674 17	9,205 98			176.1 2.1	176.1 2.1
Sub-total Proved	8,612	691	9,303			178.2	178.2
Probable	555	207	762		7	11.7	11.7
Possible	1,616	620	2,236		31	34.8	34.8

D. Notes:

YPF_03.123	11	Gaffney, Cline & Associates

Vizcacheras

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	109	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Barrancas	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
13,879	306	14,185			330.0	330.0

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,435 39	674 17	3,109 56			66.2 1.2	66.2 1.2
Sub-total Proved	2,474	691	3,165			67.4	67.4
Probable	112	48	160		7	3.4	3.4
Possible	540	227	767		31	15.7	15.7

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,435 39	674 17	3,109 56			66.2 1.2	66.2 1.2
Sub-total Proved	2,474	691	3,165			67.4	67.4
Probable	112	48	160		7	3.4	3.4
Possible	540	227	767		31	15.7	15.7

D. Notes:

YPF_03.123	12	Gaffney, Cline & Associates

Vizcacheras

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	109	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Papagayos	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
36,950		36,950			882.7	882.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	4,203 42		4,203 42			89.6 0.9	89.6 0.9
Sub-total Proved	4,245		4,245			90.5	90.5
Probable	176		176			3.8	3.8
Possible	311		311			6.6	6.6

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	4,203 42		4,203 42			89.6 0.9	89.6 0.9
Sub-total Proved	4,245		4,245			90.5	90.5
Probable	176		176			3.8	3.8
Possible	311		311			6.6	6.6

D. Notes:

YPF_03.123	13	Gaffney, Cline & Associates

Vizcacheras

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	109	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Cañada Dura	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Norte

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
972		972			6.1	6.1

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,893		1,893			20.3	20.3
Sub-total Proved	1,893		1,893			20.3	20.3
Probable	267	159	426			4.5	4.5
Possible	765	393	1,158			12.5	12.5

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,893		1,893			20.3	20.3
Sub-total Proved	1,893		1,893			20.3	20.3
Probable	267	159	426			4.5	4.5
Possible	765	393	1,158			12.5	12.5

D. Notes:

YPF_03.123	14	Gaffney, Cline & Associates

Cerro Fortunoso

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	039	YPF S.A. Oil Interest:	100.00%

Basin:	Neuquina	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
3.164		3,164			562.5	562.5

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,671 810		2,671 810
Sub-total Proved	3,481		3,481
Probable	1,207		1,207
Possible	125		125

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,671 810		2,671 810
Sub-total Proved	3,481		3,481
Probable	1,207		1,207
Possible	125		125

D. Notes:

YPF_03.123	15	Gaffney, Cline & Associates

Cerro Fortunoso

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	039	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Cerro Fortunoso	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
3,160		3,160			562.5	562.5

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,650 760		2,650 760
Sub-total Proved	3,410		3,410
Probable	1,057		1,057
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,650 760		2,650 760
Sub-total Proved	3,410		3,410
Probable	1,057		1,057
Possible

D. Notes

YPF_03.123	16	Gaffney, Cline & Associates

Cerro Fortunoso

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	039	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Cerro Fortunoso Sur	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
4		4

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	21 50		21 50
Sub-total Proved	71		71
Probable	150		150
Possible	125		125

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	21 50		21 50
Sub-total Proved	71		71
Probable	150		150
Possible	125		125

D. Notes:

YPF_03.123	17	Gaffney, Cline & Associates

El Portón

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	157	YPF S.A. Oil Interest:	100.00%

Basin:	Neuquina	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
4,520		4,520			196.3	713.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,401		1,401	248 209	1,516 528	643.8	643.8 6,264.2
Sub-total Proved	1,401		1,401	457	2,044	643.8	6,908.0
Probable	250		250			27.5	27.5
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,401		1,401	248 209	1,516 528	643.8	643.8 6,264.2
Sub-total Proved	1,401		1,401	457	2,044	643.8	6,908.0
Probable	250		250			27.5	27.5
Possible

D. Notes:

YPF_03.123	18	Gaffney, Cline & Associates

El Portón

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	157	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Sur	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
3,116		3,116			187.9	205.1

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	498		498	48 76	353 122	212.4	212.4 1,412.6
Sub-total Proved	498		498	124	475	212.4	1,625.0
Probable	250		250			27.5	27.5
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	498		498	48 76	353 122	212.4	212.4 1,412.6
Sub-total Proved	498		498	124	475	212.4	1,625.0
Probable	250		250			27.5	27.5
Possible

D. Notes:

YPF_03.123	19	Gaffney, Cline & Associates

El Portón

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	157	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Norte	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza & Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
1,404		1,404			8.4	508.6

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	903		903	200 133	1,163 406	431.4	431.4 4,851.6
Sub-total Proved	903		903	333	1,569	431.4	5,283.0
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	903		903	200 133	1,163 406	431.4	431.4 4,851.6
Sub-total Proved	903		903	333	1,569	431.4	5,283.0
Probable
Possible

D. Notes:

YPF_03.123	20	Gaffney, Cline & Associates

Chihuido de la Salina

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	158	YPF S.A. Oil Interest:	100.00%

Basin:	Neuquina	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
9,309	915	10,224			718.4	831.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	3,550	6,061 287	9,611 287		2,049 722	1,937.9	1,937.9 7,508.0
Sub-total Proved	3,550	6,348	9,898		2,771	1,937.9	9,445.9
Probable	624	1,677	2,301			252.4	252.4
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	3,550	6,061 287	9,611 287		2,049 722	1,937.9	1,937.9 7,508.0
Sub-total Proved	3,550	6,348	9,898		2,771	1,937.9	9,445.9
Probable	624	1,677	2,301			252.4	252.4
Possible

D. Notes:

YPF_03.123	21	Gaffney, Cline & Associates

Chihuido de la Salina

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	158	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Norte - Troncoso Inf.	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
1,794	647	2,441			193.8	193.8

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	368	1,498 287	1,866 287		116 42	354.1	354.1 181.7
Sub-total Proved	368	1,785	2,153		158	354.1	535.8
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	368	1,498 287	1,866 287		116 42	354.1	354.1 181.7
Sub-total Proved	368	1,785	2,153		158	354.1	535.8
Probable
Possible

D. Notes:

YPF_03.123	22	Gaffney, Cline & Associates

Chihuido de la Salina

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	158	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Centrol Norte - Troncoso Inf.	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
5,700	268	5,968			535.5	535.5

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,570	4,563	6,133		562 201	825.9	825.9 1,781.5
Sub-total Proved	1,570	4,563	6,133		763	825.9	2,607.4
Probable		434	434
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,570	4,563	6,133		562 201	825.9	825.9 1,781.5
Sub-total Proved	1,570	4,563	6,133		763	825.9	2,607.4
Probable		434	434
Possible

D. Notes:

YPF_03.123	23	Gaffney, Cline & Associates

Chihuido de la Salina

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	158	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Centro Sur - Troncoso Inf.	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
1,739		1,739			(25.6)	87.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,612		1,612		1,371 479	757.9	757.9 5,544.8
Sub-total Proved	1,612		1,612		1,850	757.9	6,302.7
Probable	270	1,243	1,513			185.1	185.1
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,612		1,612		1,371 479	757.9	757.9 5,544.8
Sub-total Proved	1,612		1,612		1,850	757.9	6,302.7
Probable	270	1,243	1,513			185.1	185.1
Possible

D. Notes:

YPF_03.123	24	Gaffney, Cline & Associates

Chihuido de la Salina

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	158	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Mulichinco	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
76		76			14.7	14.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable	354		354			67.3	67.3
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable	354		354			67.3	67.3
Possible

D. Notes:

YPF_03.123	25	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Basin:	Neuquina	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
1,961	21	1,982			214.3	214.3

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,306	391 138	1,697 138		606 349	903.9 16.5	903.9 1,894.2
Sub-total Proved	1,306	529	1,835		955	920.4	2,798.1
Probable	590	480	1,070			47.9	551.9
Possible	50		50			5.0	5.0

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,306	391 138	1,697 138		606 349	903.9 16.5	903.9 1,894.2
Sub-total Proved	1,306	529	1,835		955	920.4	2,798.1
Probable	590	480	1,070			47.9	551.9
Possible	50		50			5.0	5.0

D. Notes:

YPF_03.123	26	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Bajo Los Lobos - Troncoso Inf.	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable	50		50			5.0	509.0
Possible	50		50			5.0	5.0

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable	50		50			5.0	509.0
Possible	50		50			5.0	5.0

D. Notes:

YPF_03.123	27	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Troncoso Inf. - Escama Intermed	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
37		37			2.5	2.5

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	370		370		80 28	106.2	106.2 258.9
Sub-total Proved	370		370		108	106.2	365.1
Probable	210		210
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	370		370		80 28	106.2	106.2 258.9
Sub-total Proved	370		370		108	106.2	365.1
Probable	210		210
Possible

D. Notes:

YPF_03.123	28	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Troncoso Inf. - Escama Principal	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
1,787	21	1,808			193.6	193.6

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	710	391 138	1,101 138		341 259	758.7 16.5	758.7 807.2
Sub-total Proved	710	529	1,239		600	775.2	1,565.9
Probable	330		330			42.9	42.9
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	710	391 138	1,101 138		341 259	758.7 16.5	758.7 807.2
Sub-total Proved	710	529	1,239		600	775.2	1,565.9
Probable	330		330			42.9	42.9
Possible

D. Notes:

YPF_03.123	29	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Troncoso Inf. - Escama Superior	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
49		49			7.4	7.4

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	38		38		185 62	18.0	18.0 828.1
Sub-total Proved	38		38		247	18.0	846.1
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	38		38		185 62	18.0	18.0 828.1
Sub-total Proved	38		38		247	18.0	846.1
Probable
Possible

D. Notes:

YPF_03.123	30	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	El Zaino - Mulichinco	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
4		4			1.3	1.3

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable
Possible

D. Notes:

YPF_03.123	31	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Rincón de Correa	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
21		21			3.1	3.1

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	50		50			6.0	6.0
Sub-total Proved	50		50			6.0	6.0
Probable		180	180
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	50		50			6.0	6.0
Sub-total Proved	50		50			6.0	6.0
Probable		180	180
Possible

D. Notes:

YPF_03.123	32	Gaffney, Cline & Associates

Chihuido de la Salina Sur

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	159	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Rincón de Correa Sur	YPF S.A. Gas Interest:	100.00%

Province:	Mendoza	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Mendoza Sur

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
63		63			6.4	6.4

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	138		138			15.0	15.0
Sub-total Proved	138		138			15.0	15.0
Probable		300	300
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	138		138			15.0	15.0
Sub-total Proved	138		138			15.0	15.0
Probable		300	300
Possible

D. Notes:

YPF_03.123	33	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Basin:	Neuquina	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
39,561	32,190	71,751			7,311.2	7,209.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,119 335	28,573 233	30,692 568			1,192.1 52.4	1,192.1 1,360.7 52.4
Sub-total Proved	2,454	28,806	31,260			1,244.5	2,605.2
Probable	1,974	3,776	5,750			405.4	592.7
Possible	2,770		2,770			87.4	87.4

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2,119 335	28,573 233	30,692 568			1,192.1 52.4	1,192.1 1,360.7 52.4
Sub-total Proved	2,454	28,806	31,260			1,244.5	2,605.2
Probable	1,974	3,776	5,750			405.4	592.7
Possible	2,770		2,770			87.4	87.4

D. Notes:

YPF_03.123	34	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Lomita Norte	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
1,216	328	1,544			165.6	165.6

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	103	553	656			31.7	31.7
Sub-total Proved	103	553	656			31.7	31.7
Probable	25		25			6.6	6.6
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	103	553	656			31.7	31.7
Sub-total Proved	103	553	656			31.7	31.7
Probable	25		25			6.6	6.6
Possible

D. Notes:

YPF_03.123	35	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Troncoso Inf. / Agrio + Avilé	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
37,118	31,811	68,929			7,091.8	6,990.3

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,806 125	27,852 185	29,658 310			1,149.8 41.5	1,149.8 1,360.7 41.5
Sub-total Proved	1,931	28,037	29,968			1,191.3	2,552.0
Probable	1,450	1,492	2,942			307.6	494.9
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,806 125	27,852 185	29,658 310			1,149.8 41.5	1,149.8 1,360.7 41.5
Sub-total Proved	1,931	28,037	29,968			1,191.3	2,552.0
Probable	1,450	1,492	2,942			307.6	494.9
Possible

D. Notes:

YPF_03.123	36	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Rayoso	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
	1	1

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped		2 48	2 48			0.1 1.3	0.1 1.3
Sub-total Proved		50	50			1.4	1.4
Probable		2,250	2,250			66.0	66.0
Possible	2,500		2,500			75.0	75.0

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped		2 48	2 48			0.1 1.3	0.1 1.3
Sub-total Proved		50	50			1.4	1.4
Probable		2,250	2,250			66.0	66.0
Possible	2,500		2,500			75.0	75.0

D. Notes:

YPF_03.123	37	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Lomita-Rayoso	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
198	50	248			21.0	21.0

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	60	166	226			3.6	3.6
Sub-total Proved	60	166	226			3.6	3.6
Probable	169	34	203			10.1	10.1
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	60	166	226			3.6	3.6
Sub-total Proved	60	166	226			3.6	3.6
Probable	169	34	203			10.1	10.1
Possible

D. Notes:

YPF_03.123	38	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Aguada de la Cerda Norte-Avilé	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
27		27			12.7	12.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable
Possible

D. Notes:

YPF_03.123	39	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Roca Ignea / La Tosca	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
999		999			19.7	19.7

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	150 210		150 210			6.9 9.6	6.9 9.6
Sub-total Proved	360		360			16.5	16.5
Probable	330		330			15.1	15.1
Possible	270		270			12.4	12.4

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	150 210		150 210			6.9 9.6	6.9 9.6
Sub-total Proved	360		360			16.5	16.5
Probable	330		330			15.1	15.1
Possible	270		270			12.4	12.4

D. Notes:

YPF_03.123	40	Gaffney, Cline & Associates

Chihuido de la Sierra Negra

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	027	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Faldeo Amarillo	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
3		3			0.4	0.4

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable
Possible

D. Notes:

YPF_03.123	41	Gaffney, Cline & Associates

Señal Picada

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	038	YPF S.A. Oil Interest:	100.00%

Basin:	Neuquina	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén & Río Negro	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
10,087	8,248	18,335			830.5	839.5

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	12	3,187 45	3,199 45			39.1 0.5	81.0 0.5
Sub-total Proved	12	3,232	3,244			39.6	81.5
Probable	157		157			1.9	18.4
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	12	3,187 45	3,199 45			39.1 0.5	81.0 0.5
Sub-total Proved	12	3,232	3,244			39.6	81.5
Probable	157		157			1.9	18.4
Possible

D. Notes:

YPF_03.123	42	Gaffney, Cline & Associates

Señal Picada

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	038	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Quintuco	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
10,073	8,248	18,321			830.2	839.2

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2	3,187 45	3,189 45			38.5 0.5	80.4 0.5
Sub-total Proved	2	3,232	3,234			39.0	80.9
Probable	157		157			1.9	18.4
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	2	3,187 45	3,189 45			38.5 0.5	80.4 0.5
Sub-total Proved	2	3,232	3,234			39.0	80.9
Probable	157		157			1.9	18.4
Possible

D. Notes:

YPF_03.123	43	Gaffney, Cline & Associates

Señal Picada

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	038	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Centenario	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Rincón de los Sauces

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
14		14			0.3	0.3

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	10		10			0.6	0.6
Sub-total Proved	10		10			0.6	0.6
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	10		10			0.6	0.6
Sub-total Proved	10		10			0.6	0.6
Probable
Possible

D. Notes:

YPF_03.123	44	Gaffney, Cline & Associates

Loma La Lata

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	032	YPF S.A. Oil Interest:	100.00%

Basin:	Neuquina	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Loma La Lata

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
2,224		2,224	13,463	10,939	719.9	146,861.6

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	231		231	4,041 778	27,179 5,981	30.0	111,646.4 800.0 24,701.3
Sub-total Proved	231		231	4,819	33,160	30.0	137,147.7
Probable				122			6,731.6
Possible				284	2,241		14,758.5

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	231		231	4,041 778	27,179 5,981	30.0	111,646.4 800.0 24,701.3
Sub-total Proved	231		231	4,819	33,160	30.0	137,147.7
Probable				122			6,731.6
Possible				284	2,241		14,758.5

D. Notes:

YPF_03.123	45	Gaffney, Cline & Associates

Loma La Lata

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	032	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Barreales Colorados - Sierras Bl	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Loma La Lata

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
			1			2.4

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable				122			855.7
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped
Sub-total Proved
Probable				122			855.7
Possible

D. Notes:

YPF_03.123	46	Gaffney, Cline & Associates

Loma La Lata

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	032	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Quintuco	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Loma La Lata

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
2,224		2,224			719.9	719.9

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	231		231			30.0	30.0
Sub-total Proved	231		231			30.0	30.0
Probable
Possible

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	231		231			30.0	30.0
Sub-total Proved	231		231			30.0	30.0
Probable
Possible

D. Notes:

YPF_03.123	47	Gaffney, Cline & Associates

Loma La Lata

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	032	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Sierras Blancas	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Loma La Lata

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
			13,462	10,939		144,533.9

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped				4,041 778	27,179 5,981		108,586.7 24,388.4
Sub-total Proved				4,819	33,160		132,975.1
Probable
Possible				284	2,241		9,170.5

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped				4,041 778	27,179 5,981		108,586.7 24,388.4
Sub-total Proved				4,819	33,160		132,975.1
Probable
Possible				284	2,241		9,170.5

D. Notes:

YPF_03.123	48	Gaffney, Cline & Associates

Loma La Lata

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002
Supporting Sub-unit Data Sheet

GCA Audit Code:	032	YPF S.A. Oil Interest:	100.00%

Sub-unit Name:	Lotena	YPF S.A. Gas Interest:	100.00%

Province:	Neuquén	Sales and Field Gas Usage:	100.00%

Division:	Oeste	Operator Name:	YPF S.A.

Economic Unit:	Loma La Lata

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
1,605.4

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped							3,029.7 800.0 312.9
Sub-total Proved							4,142.6
Probable							5,875.9
Possible							5,588.0

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped							3,029.7 800.0 312.9
Sub-total Proved							4,142.6
Probable							5,875.9
Possible							5,588.0

D. Notes:

YPF_03.123	49	Gaffney, Cline & Associates

Manatiales Behr

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	160	YPF S.A. Oil Interest:	100.00%

Basin:	San Jorge	YPF S.A. Gas Interest:	100.00%

Province:	Chubut	Sales and Field Gas Usage:	100.00%

Division:	Sur	Operator Name:	YPF S.A.

Economic Unit:	Chubut - Cañadón Seco

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
15,517	788	16,305			28,886.1	28,886.1

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	3,521 995	345 63 23	3,866 63 1,018			298.3 85.6	298.3 85.6
Sub-total Proved	4,516	431	4,947			383.9	383.9
Probable	1,768	333	2,101			132.6	224.6
Possible	5,196	467	5,663			389.7	522.7

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	3,521 995	345 63 23	3,866 63 1,018			298.3 85.6	298.3 85.6
Sub-total Proved	4,516	431	4,947			383.9	383.9
Probable	1,768	333	2,101			132.6	224.6
Possible	5,196	467	5,663			389.7	522.7

D. Notes:

YPF_03.123	50	Gaffney, Cline & Associates

Seco León

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2002

GCA Audit Code:	010	YPF S.A. Oil Interest:	100.00%

Basin:	San Jorge	YPF S.A. Gas Interest:	100.00%

Province:	Santa Cruz	Sales and Field Gas Usage:	100.00%

Division:	Sur	Operator Name:	YPF S.A.

Economic Unit:	Chubut - Cañadón Seco

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
44,281	8,307	52,588			18,082.8	18,082.8

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,137 207	2,342 52 1,122	3,479 52 1,329			866.8 192.1	866.8 192.1
Sub-total Proved	1,344	3,516	4,860			1,058.9	1,058.9
Probable	99	612	711			25.4	25.4
Possible	897	240	1,137			213.8	213.8

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	1,137 207	2,342 52 1,122	3,479 52 1,329			866.8 192.1	866.8 192.1
Sub-total Proved	1,344	3,516	4,860			1,058.9	1,058.9
Probable	99	612	711			25.4	25.4
Possible	897	240	1,137			213.8	213.8

D. Notes:

YPF_03.123	51	Gaffney, Cline & Associates

Los Perales

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement Audit Certification @ December 31st, 2002

GCA Audit Code:	016	YPF S.A. Oil Interest:	100.00%

Basin:	San Jorge	YPF S.A. Gas Interest:	100.00%

Province:	Santa Cruz	Sales and Field Gas Usage:	100.00%

Division:	Sur	Operator Name:	YPF S.A.

Economic Unit:	Las Heras

A. Cumulative Production to December 31st, 2002

Oil			Cond. Mm³	NGL Mm³	Gas
Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
18,948	2,404	21,352			6,074.8	8,323.6

B. Gross Field Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	6,800 4,197	2,347 80 646	9,147 80 4,843			2,012.3 1,065.5	2,784.3 1,159.5
Sub-total Proved	10,997	3,073	14,070			3,077.8	3,943.8
Probable	3,265	108	3,373			718.3	2,423.3
Possible	1,631	741	2,372			358.8	2,063.8

C. YPF S.A. Net Revenue Interest Reserves @ December 31st, 2002

	Oil			Cond. Mm³	NGL Mm³	Gas
	Primary Mm³	Secondary Mm³	Total Mm³			Solution MMm³	Total MMm³
Proved Producing Non-producing Undeveloped	6,800 4,197	2,347 80 646	9,147 80 4,843			2,012.3 1,065.5	2,784.3 1,159.5
Sub-total Proved	10,997	3,073	14,070			3,077.8	3,943.8
Probable	3,265	108	3,373			718.3	2,423.3
Possible	1,631	741	2,372			358.8	2,063.8

D. Notes:

YPF_03.123	52	Gaffney, Cline & Associates

Gaffney, Cline & Associates

APPENDIX 1

a) SPE/WPC PETROLEUM RESERVES DEFINITIONS

b) SEC DEFINITIONS FOR OIL AND GAS RESERVES

YPF S.A.
C877

Appendix 1a

PETROLEUM RESERVES DEFINITIONS

SOCIETY OF PETROLEUM ENGINEERS (SPE)
AND
WORLD PETROLEUM CONGRESSES (WPC)

DEFINITIONS

Reserves are those quantities of petroleum1 that are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

The intent of the SPE and WPC in approving additional classifications beyond proved reserves is to facilitate consistency among professionals using such terms. In presenting these definitions, neither organization is recommending public disclosure of reserves classified as unproved. Public disclosure of the quantities classified as unproved reserves is left to the discretion of the countries or companies involved.

Estimation of reserves is done under conditions of uncertainty. The method of estimation is called deterministic if a single best estimate of reserves is made based on known geological, engineering, and economic data. The method of estimation is called probabilistic when the known geological, engineering, and economic data are used to generate a range of estimates and their associated probabilities. Identifying reserves as proved, probable, and possible has been the most frequent classification method and gives an indication of the probability of recovery. Because of potential differences in uncertainty, caution should be exercised when aggregating reserves of different classifications.

Reserves estimates will generally be revised as additional geologic or engineering data becomes available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure

1 PETROLEUM: For the purpose of these definitions, the term petroleum refers to naturally occurring liquids and gases which are predominately comprised of hydrocarbon compounds. Petroleum may also contain non-hydrocarbon compounds in which sulfur, oxygen, and/or nitrogen atoms are combined with carbon and hydrogen. Common examples of non-hydrocarbons found in petroleum are nitrogen, carbon dioxide and hydrogen sulfide.

maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

PROVED RESERVES

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. Proved reserves can be categorized as developed or undeveloped.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

Establishment of current economic conditions should include relevant historical petroleum prices and associated costs and may involve an averaging period that is consistent with the purpose of the reserve estimate, appropriate contract obligations, corporate procedures, and government regulations involved in reporting these reserves.

In general, reserves are considered proved if the commercial producibility of the reservoir is supported by actual production or formation tests. In this context, the term proved refers to the actual quantities of petroleum reserves and not just the productivity of the well or reservoir. In certain cases, proved reserves may be assigned on the basis of well logs and/or core analysis that indicate the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

The area of the reservoir considered as proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonably be judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless otherwise indicated by definitive geological, engineering or performance data.

Reserves may be classified as proved if facilities to process and transport those reserves to market are operational at the time of the estimate or there is a reasonable expectation that such facilities will be installed. Reserves in undeveloped locations may be classified as proved undeveloped provided (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonably certain such locations are within the known proved productive limits of the objective formation, (3) the locations conform to existing well spacing regulations where applicable, and (4) it is reasonably certain the locations will be developed. Reserves from other locations are categorized as proved undeveloped only where interpretations of geological and engineering data from wells indicate with reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable petroleum at locations beyond direct offsets.

Reserves which are to be produced through the application of established improved recovery methods are included in the proved classification when (1) successful testing by a pilot project or favorable response of an installed program in the same or an analogous reservoir with similar rock and fluid properties provides support for the analysis on which the project was based, and, (2) it is reasonably certain that the project will proceed. Reserves to be recovered by improved recovery methods that have yet to be established through commercially successful applications are included in the proved classification only (1) after a favorable production response from the subject reservoir from either (a) a representative pilot or (b) an installed program where the response provides support for the analysis on which the project is based and (2) it is reasonably certain the project will proceed.

UNPROVED RESERVES

Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

PROBABLE RESERVES

Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

POSSIBLE RESERVES

Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

RESERVE STATUS CATEGORIES

Reserve status categories define the development and producing status of wells and reservoirs.

Developed: Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be sub-categorized as producing or non-producing.

Producing: Reserves subcategorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Non-producing: Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

Undeveloped Reserves: Undeveloped reserves are expected to be recovered: (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

Approved by the Board of Directors, Society of Petroleum Engineers (SPE), Inc., and
the Executive Board, World Petroleum Congresses (WPC), March 1997.

Appendix 1b

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs, but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.